Exhibit 99.1

Can-Fite Announces $7.5 Million Concurrent Registered Direct Offering and Private Placement

PETACH TIKVA, Israel, January 11, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases (“Can-Fite” or the “Company”), today announced that it has entered into definitive agreements for the purchase and sale of 1,000,000 of the Company’s American Depositary Shares (“ADSs”) (or ADS equivalents in lieu thereof), at a purchase price of $5.50 per ADS, in a registered direct offering. In a concurrent private placement, Can-Fite has also agreed to issue and sell 363,637 of its ADS (or ADS equivalents in lieu thereof), at the same purchase price as in the registered direct offering. In addition, the Company has agreed to issue in the offerings unregistered Series A warrants to purchase up to an aggregate of 1,363,637 ADSs and Series B warrants to purchase up to an aggregate of 1,363,637 ADSs. Each ADS represents three hundred (300) ordinary shares, par value NIS 0.25 per share, of Can-Fite. The offerings are expected to close on or about January 13, 2023, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offerings.

The Series A warrants will have an exercise price $6.00 per ADS, will become exercisable immediately upon issuance and have a term of five and one-half years from the date of issuance and the Series B warrants will have an exercise price $5.50 per ADS, will become exercisable immediately upon issuance and have a term of 20 months from the date of issuance.

The gross proceeds from the offerings (without taking into account any proceeds from any future exercises of warrants), before deducting the placement agent’s fees and other offering expenses payable by the Company, are expected to be approximately $7.5 million. Can-Fite intends to use the net proceeds for funding research and development and clinical trials and for other working capital and general corporate purposes.

The ADSs (or ADS equivalents) offered in the registered direct offering (but excluding the securities offered in the private placement and the ADSs underlying the warrants) are being offered and sold by Can-Fite pursuant to a “shelf” registration statement on Form F-3 (File No. 333-249063) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2020 and declared effective by the SEC on October 9, 2020. The offering of the ADSs (or ADS equivalents) to be issued in the registered direct offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The securities issued in the private placement and the unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the unregistered ADSs, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

The Company also has agreed to amend certain warrants to purchase up to an aggregate of 600,000 ADSs of the Company that were issued in December 2021 by reducing the exercise prices from $20.00 per ADS to $5.50 pr ADS.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects, as well as statements relating to the concurrent registered direct offering and private placement, including, without limitation, as to the consummation of the offerings described above, the expected proceeds from the offerings, the intended use of proceeds and the timing of the closing of the offerings. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, market and other conditions, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the COVID-19 pandemic and the Russian invasion of Ukraine; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 24, 2022 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114